UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file  number 001-31240

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS  PLAN  FOR  HOURLY-RATED

EMPLOYEES  OF NEWMONT

(Title  of Plan)

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

6363 South Fiddler’s Green Circle

Greenwood Village, Colorado 80111

(Principal Executive Office)

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Report of Independent Registered Public Accounting  Firm

To the Participants and Administrator of the

Retirement Savings Plan for Hourly-Rated  Employees of Newmont

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) at December 31, 2015 and 2014 and the related  statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility  is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the  amounts  and  disclosures in  the  financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well  as evaluating the overall financial statement presentation. We believe  that  our audits provide a  reasonable  basis for  our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction  with  the  audit  of  the Retirement Savings Plan for Hourly-Rated Employees of Newmont Plan’s financial statements. The supplemental  information  is  presented  for the purpose  of  additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s  Rules  and  Regulations  for Reporting  and  Disclosure  under the Employee Retirement Income Security  Act  of  1974. The  supplemental  information  is the  responsibility  of  the  Plan’s  management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with  the Department of Labor’s  Rules and  Regulations for  Reporting  and  Disclosure under the  Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in  relation to the financial statements as a whole.

/s/ Causey Demgen & Moore  P.C.

Causey Demgen & Moore P.C.

Denver, Colorado

June 17, 2016

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Net Assets Available for Benefits

	At December 31,
	2015	2014
Assets
Investments, at fair value:
Investments in collective trusts	$68,791,338	$69,482,415
Investments in registered investment companies	12,165,651	11,090,929
Investments in employer stock	3,631,833	4,753,346
Total investments, at fair value	84,588,822	85,326,690
Notes receivable from participants	5,947,852	5,630,933
Net assets available for benefits	$90,536,674	$90,957,623

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Changes in Net Assets Available for Benefits

	At December 31,
	2015	2014
Additions to net assets available for benefits attributed to:
Investment (loss) income
Dividend income, employer stock	$14,217	$62,024
Dividend income, registered investment companies	356,316	228,428
Net (depreciation) appreciation in the fair value of investments	(1,818,533)	2,957,604
Other additions	—	74,357
Net investment (loss) income	(1,448,000)	3,322,413
Interest income on notes receivable from participants	238,162	233,671
Contributions
Employer, net of forfeitures applied	4,528,583	4,259,458
Participant	8,813,698	8,100,043
Rollover	492,753	107,651
Total contributions	13,835,034	12,467,152
Total additions	12,625,196	16,023,236
Deductions from net assets available for benefits attributed to:
Payment of benefits	(12,293,010)	(10,586,565)
Administrative and other expenses	(195,881)	(162,119)
Total deductions	(12,488,891)	(10,748,684)
Increase in net assets before net transfers	136,305	5,274,552
Transfers
Transfers in from Retirement Savings Plan of Newmont	919,410	181,240
Transfers out to Retirement Savings Plan of Newmont	(1,476,664)	(624,188)
Net Transfers	(557,254)	(442,948)
(Decrease) increase in net assets available for benefits	(420,949)	4,831,604
Net assets available for benefits at beginning of year	90,957,623	86,126,019
Net assets available for benefits at end of year	$90,536,674	$90,957,623

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

1.        Description of the Plan

The following description of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The  Plan  was  established effective October 1, 1991, by Newmont Mining  Corporation  and  its  affiliates (the  “Company”)  to qualify as a defined  contribution, profit  sharing  plan under  Section  401(a) of  the  Internal  Revenue  Code, for  the  benefit  of eligible  employees of the Company. Effective January 1, 2013, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to  the provisions  of  the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not  subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, recordkeeping and investment management services are performed by Fidelity Management Trust Company.

The Plan is administered by the Administration Committee. The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. Newmont USA Limited, a delegate of the Company, appoints members of the Investment Committee and the Investment Committee reviews and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Employees are eligible to participate in the Plan after performing one hour of service. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $18,000 and $17,500 on a pre-tax basis  for the  2015  and 2014  Plan years, respectively.  The  Plan  allows  for Roth  contributions,  which are  after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Through August 31, 2013, participant’s  contributions  were matched by  the  Company  in  Company  common  stock, with  the number of Company shares contributed based on the market price at the date of contribution. Effective September 1, 2013, all matching contributions were  made in  cash  and  the  Company  stock fund was frozen  and  no further investments in  Company  stock  are allowed. Total matching contributions were limited to a maximum of $12,000 per participant for 2013. Effective January 1, 2014, the $12,000 maximum company matching contribution limitation no longer applies. Participants are allowed to divest their Company common stock at any time.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. Catch-up contributions were limited to $6,000 and $5,500 for 2015 and 2014, respectively.

In addition,  the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $53,000 and $52,000 in 2015 and 2014, respectively or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions; the Company’s matching contributions.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become  fully vested  in  Company  contributions upon death,  disability, change of control or retirement. Terminated participants are subject to the vesting schedule in place at the time of their termination of employment with the Company.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

Non-vested balances of employees who terminate are forfeited and used generally to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan. Unallocated forfeited balances amounted to $75,998 and $99,945 at December 31, 2015 and 2014, respectively.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives.

Payment of Benefits, Withdrawals and Transfers

At the time of a participant’s death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $1,000 or less are not permitted to leave their account balances in the Plan and must roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution. Participants with account balances in excess of $1,000 may choose to leave their account balances in the Plan. Effective January 1, 2016, Participants with account balances of $5,000 or less will be required to roll their account balances into an IRA rollover account or another qualified benefit plan or receive a lump sum distribution and only participants with account balances in excess of $5,000 may choose to leave their account balances in the Plan.

In order to facilitate efficient Plan administration and disclosure, the Plan permits the automatic transfer of accounts held under the Plan to the Retirement Savings Plan of Newmont and any other defined contribution plan maintained by the Company or its controlled group members when a participant becomes an active participant in such other plan.

Notes Receivable from Participants

Participants may borrow from their individual plan account, with a minimum amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is the prime rate in effect at the time the loan is taken plus one percent and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested and non-forfeitable.

2.        Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

Investment Valuation

All of the Plan’s investments are maintained in collective trusts, registered investment companies and Company stock, which are valued using quoted market prices from the respective securities’ principal active exchange or at net asset value. The Net (depreciation) appreciation in the fair value of investments for the period is included in the determination of Net investment (loss) income as reflected in the Statements of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document. These notes have interest rates ranging from 4.25% to 9.25% and mature from January 2016 through December 2030.

Risks and Uncertainties

The Plan provides for various investment options in a combination of collective trusts, registered investment companies and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Payments  of Benefits

Payments of benefits are recorded when paid.

Plan Expenses

Administrative expenses on behalf of the Plan are paid through the use of forfeitures and by the Company.

Administrative expenses include recordkeeping fees, trustee fees, audit fees, account maintenance fees and legal fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee.

No Plan-related expenses were paid by the Company for the years ended December 31, 2015 and 2014.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 requires retrospective application and is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company has elected to early adopt the provisions of this new standard and the notes to the financial statements reflect such adoption.

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).”  Part I of ASU 2015-12 requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II of ASU 2015-12 requires that investments that are measured using fair value (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation or depreciation in investments in the aggregate. Additionally, if an investment

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

is measured using net asset value per share as a practical expedient and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of ASU 2015-12 provides a practical expedient to permit plans to measure their investments and investment related accounts as of a month-end date closest to their fiscal year for plans with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. Parts I and III of ASU 2015-12 are not applicable to the Plan. The Company has elected to early adopt Part II of ASU 2015-12 and the notes to the financial statements reflect such adoption.

3.        Fair Value Measurements

Financial  Accounting  Standards Board (FASB) Accounting Standards  Codification (ASC)  820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the  fair  value  hierarchy  under  FASB ASC  820 are  described  below:

Level 1       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2       Inputs to  the  valuation  methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3       Inputs to  the  valuation  methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any  input that is significant to the fair value  measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Investments in collective trust funds: Investments in collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments.

Investments in registered investment companies: Valued at its year end quoted market price.

Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus  uninvested cash position).

The  methods described above may  produce a fair  value  calculation  that  may  not be indicative  of net  realizable value  or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could  result in a different fair value measurement at the reporting date.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2015:

	Assets at Fair Value at December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$12,165,651	$—	$—	$12,165,651
Employer stock	3,631,833	—	—	3,631,833
Total assets in the fair value hierarchy	15,797,484	—	—	15,797,484
Investments measured at net asset value (1)	—	—	—	68,791,338
Investments at fair value	$15,797,484	$—	$—	$84,588,822

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2014:

	Assets at Fair Value at December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies	$11,090,929	$—	$—	$11,090,929
Employer stock	4,753,346	—	—	4,753,346
Total assets in the fair value hierarchy	15,844,275	—	—	15,844,275
Investments measured at net asset value (1)	—	—	—	69,482,415
Investments at fair value	$15,844,275	$—	$—	$85,326,690

(1)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption frequency	Redemption notice period
Collective trusts	$68,791,338	n/a	Daily	n/a

December 31, 2014	Fair Value	Unfunded Commitments	Redemption frequency	Redemption notice period
Collective trusts	$69,482,415	n/a	Daily	n/a

4.        Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on March 4, 2014. Although the Plan has been amended since receipt of the determination letter, the Plan Administrator believes the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that at December 31, 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2012.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2015 and 2014

5.        Related Party Transactions

The Fidelity Management Trust Company acts as Trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees paid by the Trust for Trustee services were $129,555 and $127,294 for the years ended December 31, 2015 and 2014, respectively.

6.        Subsequent Events

The Company has evaluated events subsequent to December 31, 2015, through the date of this report. There have been no material events noted which would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure, except as noted above.

Retirement Savings Plan for Hourly-Related Employees of Newmont

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

EIN # 13-2526632; Plan  Number  004

	Cost	Current Value Year Ended December 31, 2015
Investment Funds:
*Spartan® 500 Index Fund - Fidelity Advantage Class	**	$3,583,784
*Spartan® Extended Market Index Fund - Fidelity Advantage Class	**	1,974,464
*Spartan® Small Cap Index Fund - Fidelity Advantage Class	**	768,895
Harbor International Fund Institutional Class	**	1,431,502
*Spartan® Global ex U.S. Index Fund - Fidelity Advantage Class	**	628,412
*Fidelity® Money Market Trust Retirement Money Market Portfolio	**	2,872,051
*Spartan® U.S. Bond Index Fund - Fidelity Advantage Class	**	906,543
Collective Trust Funds:
Russell Equity I Fund	**	1,690,804
Russell Small Cap Fund	**	529,741
Russell Multi-Manager Bond Fund	**	1,309,089
Russell Emerging Markets Fund	**	447,480
BlackRock LifePath® Index 2020 Fund Q	**	11,140,184
BlackRock LifePath® Index 2025 Fund Q	**	11,890,748
BlackRock LifePath® Index 2030 Fund Q	**	9,293,831
BlackRock LifePath® Index 2035 Fund Q	**	6,381,197
BlackRock LifePath® Index 2040 Fund Q	**	5,346,737
BlackRock LifePath® Index 2045 Fund Q	**	5,617,792
BlackRock LifePath® Index 2050 Fund Q	**	3,869,148
BlackRock LifePath® Index 2055 Fund Q	**	4,980,407
BlackRock LifePath® Index Retirement Fund Q	**	6,055,310
Principal Diversified Real Asset Fund Institutional Class	**	238,870
Employer Stock:
*Newmont Mining Stock Fund	**	3,631,833
*Participant Loans (a):
Interest rates ranging from 4.25% to 9.25%, maturing January 2016 through December 2030	—	5,947,852
		$90,536,674

*     Represents a party-in-interest

**   Cost omitted for participant-directed investments

(a)	Interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or  other persons who administer  the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Date: June 17, 2016	/s/ John W. Kitlen
John W. Kitlen, Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Causey Demgen & Moore P.C.